

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

Jessica Billingsley
Chief Executive Officer
Akerna Corp.
1630 Welton Street, Floor 4
Denver, CO 80202

> **Re: Akerna Corp.**
> **Registration Statement on Form S-1**
> **Filed October 8, 2020**
> **File No. 333-249380**

Dear Ms. Billingsley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jason K. Brenkert, Esq.